FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
370-1095 West Pender Street

Vancouver, BC V6E 2M6

Item 2 Date of Material Change

November 13, 2024.

Item 3 News Release

The press release attached asSchedule "A" was released on November 13, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

November 13, 2024.

Schedule "A"

HIVE Digital Technologies Ltd. Reports Strong Second Quarter FY2025 Financial Results: $22.6 Million in Revenue, $5.6 Million Adjusted EBITDA, and Growth in Bitcoin Holdings to 2,604

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - November 13, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a leader in sustainable blockchain infrastructure and digital asset mining, is pleased to announce its financial results for the second quarter ending September 30, 2024. The results reflect the Company's continued operational resilience and strategic growth in a dynamic market environment (all amounts in US dollars, unless otherwise indicated).

Financial and Operational Highlights for Q2 FY2025

  Total Revenue: $22.6 million, from digital currency mining and high-performance computing (HPC) hosting services.
  HPC Growth: The HPC business achieved a $9.0 million annualized run rate based on YTD revenues, expanding HIVE's presence in high-performance computing markets.
  Bitcoin Production: Successfully mined 340 Bitcoin during the quarter, contributing to HIVE's substantial HODL position.
  Adjusted EBITDA1: $5.6 million, reflecting strong financial and operational management.
  Net Loss: Net loss before tax of $7.3 million, a significant improvement over the $22.9 million loss in the same period last year.
  Digital Assets: Total digital currency assets valued at $165.2 million, including 2,604 Bitcoin, in line with HIVE's strategy to build digital holdings. Using Bitcoin price of $63,300 at quarter end.

1Adjusted EBITDA and other non-GAAP financial measures used in this release are not recognized under GAAP or IFRS.

Management Insights

Darcy Daubaras, HIVE's CFO, stated, "HIVE has delivered a solid quarter, demonstrating consistent revenue, a 50% year-over-year increase in our HODL position, and strong EBITDA1 growth. This performance is especially noteworthy given the April 2024 Bitcoin Halving, which halved Bitcoin rewards for transaction security. Our ability to maintain stability amidst this event underscores HIVE's operational excellence and proactive strategy."

Frank Holmes, HIVE's Executive Chairman, stated, "I am pleased to report that, despite the challenges posed by the recent April 2024 Bitcoin Halving, which reduced global Bitcoin production rewards, HIVE was able to maintain stable revenue and improve our cash flow. This achievement highlights our proactive approach to managing costs and optimizing our operations, enabling us to navigate industry challenges effectively. Our team's disciplined focus on efficiency and our strategic partnerships position us well to continue driving growth and value for our shareholders." Our partnership with NVIDIA strengthens our position in sustainable high-performance computing, particularly for the AI super cycle. Also, Frank Holmes commented that "As Bitcoin reaches new all-time highs, HIVE is positioned to capitalize on the momentum for green energy and digital assets worldwide. With recent regulatory developments following the U.S. election, the environment for digital assets and Bitcoin mining is more favorable than ever. We remain committed to building our Bitcoin holdings, which have doubled to 2,604 BTC year-over-year, and remain focused on achieving 2% of the global Bitcoin mining network by late 2025, a target that supports our commitment to sustainable growth and leadership in this rapidly evolving industry.

Aydin Kilic, President & CEO, stated, "I am proud of our team's success in achieving a 5% reduction in SG&A expenses year-over-year, bringing them down to $3.4 million this quarter from $3.6 million last year. Even more remarkable is that we accomplished this while increasing our Bitcoin mining capacity by 45%, growing from 3.8 EH/s to 5.6 EH/s over the same period. Additionally, our high-performance computing (HPC) revenue has seen an impressive 8x growth, all while keeping our SG&A costs lower than the previous year. Even as we expand operations, our ability to improve efficiencies is a testament to HIVE's disciplined financial and operational management. This focus on cost control and strategic growth has also helped us achieve an Adjusted EBITDA of $5.6 million, significantly narrowing our net loss from $24.5 million last year to $7.7 million this quarter, despite non-cash charges related to depreciation and stock-based compensation."

Q2 F2025 Operational and Financial Details

Revenue from Mining and HPC Services: Total revenue of $22.6 million, including $20.8 million from digital mining and $1.9 million from HPC, with a gross operating margin1 of $1.2 million (5%).

SG&A Costs: The Company maintained one of the lowest SG&A cost structures in the industry, reporting $3.4 million in SG&A for Q2, down slightly from $3.6 million in the same period last year. This low-cost approach allowed HIVE to maximize cash returns on invested capital, resulting in a negative corporate margin2 of $2.2 million on a cash basis.

Adjusted EBITDA1: HIVE achieved an Adjusted EBITDA1 of $5.6 million for the quarter and net loss from continuing operations of $7.7 million after tax, or a loss of $0.06 per share, compared to a net loss of $24.5 million after tax, or a loss of $0.29 per share, in the same period last year. The main differences between Adjusted EBITDA1 and net loss from continuing operations for the period were primarily due to non-cash charges, which included $16.1 million in depreciation and $2.2 million in stock-based compensation. Additionally, a one-time gain of $5.2 million from the sale of mining assets was excluded. The improvement compared to the prior period was mainly driven by unrealized gains on investments and equipment sales.

Bitcoin Holdings and HODL Strategy: As of Q2, HIVE held 2,604 unencumbered, unleveraged Bitcoin, mined exclusively using green energy, reinforcing the Company's commitment to sustainable asset-building.

Impact of Bitcoin Halving: Despite the April 2024 Bitcoin Halving, which reduced block rewards, HIVE maintained strong mining output by upgrading its ASIC fleet, offsetting reduced block rewards and boosting operational efficiency.

Expansion and Hashrate Growth

Sequential Hashrate Increase: HIVE's Bitcoin mining hashrate grew by 14%, from 4.9 EH/s in June 2024 to 5.6 EH/s in September 2024, supporting HIVE's goal of reaching 12.5 EH/s by late 2025.

Paraguay Expansion: Construction of HIVE's 100 MW project in Paraguay is underway. Once operational, this facility will double HIVE's hashrate to 12.5 EH/s, while enhancing efficiency and lowering breakeven costs.

Financial Flexibility Through Equity Distribution

During Q2, HIVE raised $4.5 million through an at-the-market (ATM) equity program, with proceeds allocated towards data center equipment, strategic Bitcoin investments, and general working capital. Following this program, HIVE initiated a new $200 million ATM program with Stifel as the lead agent, providing capital flexibility to support future acquisitions, debt repayments, and further expansion.

Outlook

HIVE's strong Q2 results underscore its growth trajectory in digital mining and high-performance computing. With a disciplined capital approach, continued green energy initiatives, and strategic expansions, HIVE is well-positioned to meet the rising demand in blockchain and digital asset markets.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three and six months ended September 30, 2024 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

At-the-Market Offering

On July 19, 2024,. HIVE completed its August 2023 ATM Equity Program. For the three-month period ended September 30, 2024, the Company issued 1,368,297 common shares (the "ATM Shares") pursuant to the at-the-market equity program established on August 17, 2023 (the "ATM Equity Program") for gross proceeds of C$6.1 million ($4.5 million). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.45. Pursuant to the Equity Distribution Agreement, a cash commission of $0.1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

The Company is using the net proceeds from the ATM Equity Program for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital.

Update to November 11, 2024 News Release

In HIVE's press release of November 11, 2024, the purchase of 6,500 Canaan Avalon A1566 ASIC miners was announced. It was inadvertently disclosed that these miners have a unit efficiency of 16.5 J/TH. These top-of-the-line ASIC miners actually have a unit efficiency of 18.5 J/TH. HIVE apologizes to Canaan Inc. and the investment community for this incorrect information. HIVE welcomes the Canaan Avalon A1566 ASIC miners, setting a new benchmark in the feet's performance, significantly advancing our optimized-ROI investment strategy.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a publicly traded company, listed on the TSX.V, Nasdaq, and FSE. As a leading digital infrastructure provider, HIVE mines Bitcoin and provides high-performance computing services. HIVE's global operations are powered by green, renewable energy sources, supporting both blockchain technology and the future of digital finance.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for the three and six months ended September 30, 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of a pandemic on the business of the Company, including but not limited to the effects of a pandemic on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

[1] Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

[2] Corporate margin = operating margin less SG&A

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https://www.newsfilecorp.com/release/229768